UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Equus Total Return, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

294766100

(CUSIP Number)

DAVID E. LAZAR

Villa 1, 14-43rd Street

Jumeirah 2

Dubai, United Arab Emirates

SPENCER FELDMAN, ESQ.

KENNETH A. SCHLESINGER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PORTUGAL, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 463,266
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 463,266
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by David E. Lazar (the “Reporting Person”) with respect to the Shares he directly beneficially owns.

(b)	The principal business address of Mr. Lazar is Villa 1, 14-43rd Street, Jumeirah 2, Dubai, United Arab Emirates.

(c)	Mr. Lazar is a private investor.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Lazar is a citizen of Portugal and Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by Mr. Lazar personally, were purchased with personal funds in the open market. The aggregate purchase price of the 463,266 Shares directly beneficially owned by Mr. Lazar is approximately $993,958, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 7, 2022, the Reporting Person effectuated the sales of the Shares reported herein to effectuate a portfolio rebalancing. The Reporting Person intends to remain a large stockholder of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,518,146 Shares outstanding, which is the total number of Shares outstanding as of May 12, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022.

(a)	As of the close of business on July 8, 2022, Mr. Lazar directly beneficially owned 463,266 Shares.

Percentage: Approximately 3.4%

(b)	1. Sole power to vote or direct vote: 463,266
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 463,266
4. Shared power to dispose or direct the disposition: 0

(c)	On April 5, 2022, the Shares directly beneficially owned by Custodian Ventures LLC were transferred to Mr. Lazar’s individual account. As a result, Custodian Ventures LLC no longer beneficially owns any Shares and will cease to be a Reporting Person effective as of the filing of this Amendment No. 1 to the Schedule 13D. The transactions in the Shares by the Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(e)	On July 7, 2022, the Reporting Person ceased to beneficially own 5% of the Shares.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2022

/s/ David E. Lazar
David E. Lazar

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

DAVID E. LAZAR

Sale of Common Stock	(260,000)	2.1423[1]	07/07/2022

[1]	Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $2.0115 to $2.4223, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

Sch. A-1